

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 17, 2017

Dr. Elran Haber
Chief Executive Officer
Therapix Biosciences Ltd.
5 Azrieli Center (Square Tower)
Tel-Aviv 6702501, Israel

> **Re:** **Therapix Biosciences Ltd.**
> **Amendment No. 7 to Registration Statement on Form F-1**
> **Filed March 15, 2017**
> **File No. 333-214458**

Dear Dr. Haber:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Cover Page

1. We refer to your revised offering size and your revised price range. Please update the fee table to correspond to the new proposed maximum offering amount.

Business
Other Indications, page 53

2. We refer to the press release on your website indicating that you have entered into a MOU with Rafa Laboratories to form a joint venture to research and develop a drug for certain indications, and that both you and Rafa will invest seed capital in this venture. Please update your disclosure to provide information regarding the MOU, or alternatively, explain the basis for your belief that the MOU is not material.

Dr. Elran Haber
Therapix Biosciences Ltd.
March 17, 2017
Page 2

   You may contact Keira Nakada at 202-551-3659 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

          Sincerely,
          /s/ Suzanne Hayes

          Suzanne Hayes
          Assistant Director
          Office of Healthcare and Insurance

cc: Oded Har-Even — Sullivan & Worcester LLP